Exhibit 1.02

Conflict Minerals Report

PVH Corp. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”).  The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to PVH Corp. and its consolidated subsidiaries.  Conflict minerals are defined by the Securities and Exchange Commission (“SEC”) as columbite-tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten (collectively the “Conflict Minerals”).  Conflict Minerals that are necessary to the functionality or production of our products are referred to herein as “Necessary Conflict Minerals.”

Overview

We have filed this Conflict Minerals Report because, for 2013, we were unable to determine the origin of the Necessary Conflict Minerals contained in our products which we contract to manufacture (“in-scope products”).  However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country.  The terms “armed group” and “adjoining country,” as used in this Report, have the meanings contained in the Rule.

Our in-scope products are discussed under “Product Information; Additional Risk Mitigation Measures” below.

Due Diligence Framework

For 2013, for our due diligence, we utilized the criteria set forth in the Organisation for Economic Co-operation and Development's (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “Guidance”).

According to its website, the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world. The OECD provides a forum in which the governments can work together to share experiences and seek solutions to common problems.

The Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas.  Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices.  The Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector, with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity.

The Guidance provides for a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

Our implementation of the Guidance in respect of 2013 and thereafter is discussed below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals compliance program, we performed the following due diligence measures in respect of 2013.  These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Rule and the Guidance.

1.	Step One:

a.
We created a team of senior staff under the General Counsel charged with creating and implementing our Conflict Minerals compliance strategy.  The following functional areas were represented by such team: compliance, legal and sourcing.  The working group also included representatives from each business unit with potentially in-scope products.  Selected internal personnel were educated on the Rule, the Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.  We also retained outside counsel with expertise on compliance and reporting under the Rule to assist us with our compliance efforts.

b.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to identify smelters and refiners in our supply chain.  We established procedures to maintain business records relating to Conflict Minerals due diligence, including responses to questionnaires, findings and resulting decisions.

c.
We furnished our suppliers that we directly contract with to manufacture products (the “Suppliers”) with an introductory letter containing a link to third-party materials describing the Rule and various aspects of compliance relating to the Rule.

d.	We updated our form supplier contract and form license to take into account our obligations under the Rule.

2.	Step Two:

a.	We determined which of our products were in-scope products for purposes of the Conflict Minerals Rule through supplier inquiries and other information known to us.

b.
We requested by email that Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope products.  We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.
We reviewed the completed responses received from Suppliers.  We followed up with Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response.  We followed up with other Suppliers where determined to be appropriate by us.

3.	Step Three:

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel.

b.
To mitigate the risk that the Necessary Conflict Minerals in our in-scope products benefit armed groups, we determined to take the additional steps discussed under “Product Information; Additional Risk Mitigation Measures.”

4.	Step Four:

Under our procedures, to the extent that smelters or refiners are identified, we will utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	Step 5:

We have filed a Form SD and this Conflict Minerals Report with the SEC and made available on our corporate website our Form SD and this Conflict Minerals Report.

Product Information; Additional Risk Mitigation Measures

Due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the smelters and refiners and country of origin of the Necessary Conflict Minerals contained in each of our in-scope products. Our in-scope products for 2013 only included apparel with functional hardware.  For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended February 2, 2014.  The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Conflict Minerals content constitutes a small portion of the materials content of our products and most of our products do not contain any Conflict Minerals.

For 2013, none of our in-scope products were determined by us to support conflict (i.e., to contain Necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country).

Risk Mitigation Efforts After December 31, 2013

Since the end of 2013, we have taken the following additional steps to mitigate the risk that the Necessary Conflict Minerals in our in-scope products benefit armed groups:

1.
We adopted the Policy.  We communicated the Policy internally and externally by posting it on our website.  The Policy also was communicated in writing to our in-scope Suppliers.  For a summary of our Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

2.
We adopted a policy requiring our maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

3.	As part of the Policy, we provided an email and mailing address to which employees, suppliers and other interested parties may report violations of our Policy.

We intend to take the following additional steps in respect of 2014 to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Encourage suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

2	Engage with suppliers that provided incomplete responses or that did not provide responses for 2013 to help encourage them to provide requested information for 2014.

3.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Policy to them.  In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the Guidance.

All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.